

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2018

Via E-Mail

Kai E. Liekefett
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

   Re: **Luby's Inc.**
      PREC14A filed on December 12, 2018
      DEFA14A filed November 30, 2018
      File No. 1-08308

Dear Mr. Liekefett:

   The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filings listed above. Our comments follow.

   Please respond to this letter by amending your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in your proxy statement.

Preliminary Proxy Statement filed on December 12, 2018

General

1. While it appears that Bandera may have initially indicated to you that it would nominate six director candidates, as you are aware, its proxy statement filed the day before yours contains only four nominees. Please revise throughout your proxy statement to avoid creating the impression, as in your current materials, that Bandera is seeking majority control of the Board. While we note that you disclose on page 13 of the proxy statement that Bandera's proxy statement includes only four nominees, the repeated references to six nominees throughout your materials is likely to mislead shareholders into the impression that Bandera is currently soliciting on behalf of six nominees.

<u>Other Contracts, Arrangements and Understandings with Participants, page 47</u>

2. State the reason for the Company's decision to enter into a Voting Agreement with each existing director of the Company on November 29, 2018 and describe any potential impact on this contested solicitation. Your revised disclosure should also state the percentage of the Company's outstanding shares that are subject to the Voting Agreement.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me at (202) 551-3263.

                Sincerely,

                /s/ Christina Chalk

                Christina Chalk
                Senior Special Counsel
                Office of Mergers and Acquisitions